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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                                              Commission File Number: 0-16234
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                                              CUSIP NUMBER: 156 436 107
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                         NOTIFICATION OF LATE FILING

 (Check One): / / Form 10-K    / / Form 11-K    / / Form 20-F    / X / Form 10-Q

              / /  Form N-SAR

For Period Ended:                    JUNE 30, 1998
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/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended:
                                 ----------------------------------------------


     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:
                                                        -----------------------

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                       PART I.  REGISTRANT INFORMATION

Full name of registrant:              CENTURY BANCSHARES, INC.
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Former name, if applicable:

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Address of principal executive office (Street and number):
                1275 PENNSYLVANIA AVENUE, N.W.
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City, State and Zip Code:            WASHINGTON, D.C.  20004
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                      PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. NOT APPLICABLE.



                            PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company's previous chief financial officer resigned recently to take a job outside the banking industry. The vice president/controller of the Company's subsidiary, Century National Bank ("Bank"), is on an extended overseas vacation which had been planned for several months. A regulatory examination of the Bank commenced on July 13, 1998, and has consumed significant time and resources from the same departments required to prepare the Form 10-Q. The Company does not have the in-house capability to convert the Form 10-Q into EDGAR filing format, which requires two business days to be done by an outside vendor. The combination of all these factors could not be eliminated without unreasonable effort or expense.



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                         PART IV. OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification:

  JOSEPH S. BRACEWELL                                          202-496-4000
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     (Name)                          (Area code)             (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no,
identify report(s).                                          / X  / Yes /  / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             / X  / Yes /  / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company announced its second quarter financial results in the form of a press release (copy attached) dated July 20, 1998, which explains, both narratively and quantitatively, the changes in the Company's results of operations from the comparable period for the last fiscal year.

                           CENTURY BANCSHARES, INC.
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                (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   August 17, 1998     By       /s/ JOSEPH S. BRACEWELL
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                                        Chief Executive Officer


          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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NEWS RELEASE

RELEASE:    IMMEDIATE                             FOR:  CENTURY BANCSHARES, INC.

CONTACT:    JOSEPH S. BRACEWELL, CHAIRMAN
            202-496-4040

            F. KATHRYN ROBERTS, SECRETARY
            202-496-4039

                        CENTURY BANCSHARES, INC. REPORTS

                          SECOND QUARTER 1998 EARNINGS

            Washington, D.C., July 20, 1998, CENTURY BANCSHARES, INC. (NASDAQ SmallCap Market: CTRY) announced today net earnings of $170 thousand for the second quarter of 1998, or $0.07 per basic common share ($0.07 diluted), a 44% increase, compared with net earnings of $118 thousand for the second quarter of 1997, or $0.09 per basic common share ($0.08 diluted). Net earnings for the first six months of 1998 were $301 thousand, or $0.13 per basic common share ($0.12 diluted), compared with net earnings of $288 thousand, or $0.23 per common share ($0.20 diluted) for the same period in 1997. Although net income increased, earnings per share declined because of the additional shares outstanding after the company's 1997 stock offering.

            Net interest income for the second quarter of 1998 increased 31%, to $1.7 million, compared with $1.3 million for the second quarter of 1997. This increase was the result of continued asset growth in 1998, as average-earning assets increased to $132 million for the second quarter of 1998 from $98.8 million in average-earning assets in the prior year's period. The provision for loan losses totaled $190 thousand for the second quarter of 1998, an increase of $139 thousand over 1997's second quarter. The increase over last year's second quarter was the result of the 36% increase in the loans outstanding during the last twelve months, as well as upward historical charge-off trends.

                                    --more--
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Century National Bank
page 2



           Noninterest income totaled $287 thousand for the second quarter of 1998, a $46 thousand increase compared with the $241 thousand for 1997. This increase was primarily attributable to an increase in merchant card income, as well as $30 thousand in nonrecurring gain from sale of investment securities and liquidation other real estate owned. Noninterest expense totaled $1.5 million for the second quarter of 1998, an increase of $215 thousand when compared with the second quarter of 1997. This increase was primarily the result of increases in data processing expense totaling $51 thousand, occupancy-related expenses of $49 thousand and amortization of deposit premium of $38 thousand. These increases relate to the opening of two new retail banking branches over the past twelve months.

           "Century completed the second quarter of 1998 with continued growth in its loan portfolio, which increased 36% over the last twelve months and surpassed the $100 million mark for the first time in the company's history. Operating results have continued to improve over the past four quarters as our branch expansion into the suburban Maryland and Virginia markets has generated significant loan and deposit growth," said Joseph S. Bracewell, Chairman and Chief Executive Officer of Century Bancshares, Inc.

           Total assets at June 30, 1998 were $138 million, an increase of $27 million, or 24.3%, compared with total assets of $111 million a year earlier. Total loans increased to $101.2 million, an increase of $26.9 million, or 36.2%, compared with total loans of $74.3 million at June 30, 1997. Deposits increased $20.4 million, to $115.1 million, a 21.6% increase over the prior year. Total stockholders' equity was $14 million, or 10.1% of total assets, up from 6.4% of total assets at June 30, 1997. The improvements in these areas were primarily the result of two new branches and strong internal growth in the loan and deposit portfolios, combined with $6.3 million in net proceeds from the common stock offering in 1997.


                                    --more--
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Century National Bank
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            Non-performing assets decreased to $958 thousand at June 30, 1998, or 0.7% of total assets, compared with $1.2 million, or 0.9% of assets at March 31, 1998. At June 30, 1998, Century's reserve to total loans ratio stood at 1.0%, with a reserve to non-performing loans (coverage) ratio of 105%.

            Century Bancshares, Inc. is the parent company of Century National Bank, a community bank specializing in loans to professionals, small businesses, and non-profit organizations in the Washington, D.C. metropolitan area. Century operates five full-service banking offices--two in downtown Washington, two in Northern Virginia, and one in Bethesda, Maryland.

                                 (tables follow)


This press release contains forward looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although the Company believes that the expectations reflected in such forward looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in its Form 10-K dated March 27, 1998, filed with the Securities and Exchange Commission and is incorporated by reference herein (Cautionary Disclosures). Subsequent written and oral forward looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Disclosures.
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                                     -4-


                           CENTURY BANCSHARES, INC.
                       FINANCIAL HIGHLIGHTS (UNAUDITED)


                                                                  Quarter Ended                      Six Months Ended
                                                                    June 30,                             June 30,
                                                         ------------------------------      -------------------------------
(In thousands, except per share amounts)                     1998             1997               1998              1997
                                                         -------------      -----------      -------------      ------------

EARNINGS DATA:
Interest Income                                          $       2,769    $       2,151     $       5,733      $      4,131
Interest Expense                                                 1,117              878             2,345             1,641
                                                         -------------      ------------     -------------      ------------
Net Interest Income                                              1,652             1273             3,388             2,490
Provision for Loan Losses                                          190               51               383                73
                                                         -------------      ------------     -------------      ------------
Net Interest Income After Provision                              1,462             1222              3005             2,417
Noninterest Income                                                 287              241               538               514
Noninterest Expense                                              1,486             1271             3,056             2,463
                                                         -------------      ------------     -------------      ------------
Income Before Income Tax Expense                                   263              192               486               468
Income Tax Expense                                                  93               74               185               180
                                                         -------------      ------------     -------------      ------------
Net Income                                               $         170    $         118     $         301      $        288

PER COMMON SHARE DATA:
Basic Earnings Per Common Share *                        $        0.07    $        0.09     $        0.13      $       0.23
Diluted Earnings Per Common Share *                      $        0.07    $        0.08     $        0.12      $       0.20
Common Shares Outstanding                                    2,368,952        1,217,429         2,368,952         1,217,429
Average Common Shares Outstanding *                          2,356,219        1,299,458         2,340,559         1,272,902
Book Value (Period End) *                                                                   $        5.90      $       5.81


PERIOD END BALANCE SHEET DATA:
Total Assets                                                                                $     137,962      $    110,902
Total Loans, Net of Unearned Income                                                               101,231            74,346
Total Earning Assets                                                                              124,982           103,385
Total Deposit Premiums                                                                              1,641               257
Total Noninterest-Bearing Deposits                                                                 25,050            21,271
Total Interest-Bearing Deposits                                                                    90,084            73,436
Total Deposits                                                                                    115,134            94,707
Total Interest-Bearing Liabilities                                                                122,661           102,730
Total Stockholders' Equity                                                                         13,975             7,078


SELECTED KEY DATA:
Net Interest Margin                                               5.02  %          5.17 %            5.07 %            5.25 %
Return on Average Assets                                          0.48  %          0.44 %            0.42 %            0.56 %
Return on Average Stockholders' Equity                            4.89  %          6.72 %            4.40 %            8.16 %
Stockholders' Equity to Total Assets (Period End)                                                   10.13 %            6.38 %

*-- adjusted for 5% stock dividend dated May 29, 1998.


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